Filed by NexxTech Inc.

Pursuant to Rule 425 Under the

Securities Act of 1933 And

Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: InterTAN, Inc.

Commission File No. 001-10062

[INTERTAN, INC. LOGO]

279 Bayview Drive, Barrie, Ontario L4M 4W5

NEWS RELEASE

FOR IMMEDIATE RELEASE

James P. Maddox, C.A. Vice President and Chief Financial Officer (705) 728-7111	February 27, 2004 IT-04-017

INTERTAN’S PLANS FOR INVERSION TO CANADA FILED WITH S.E.C.

TORONTO, February 27, 2004—InterTAN, Inc. (NYSE: ITN; TSX: ITA), a leading consumer electronics retailer of both private label and internationally branded products, today announced that a registration statement on Form S-4 in respect of a possible inversion of the Company to Canada has been filed with the Securities and Exchange Commission. The Company’s Board of Directors believes that the inversion of the Company to Canada offers the following benefits and advantages:

•	The new Canadian corporation would be incorporated where its operations, revenues, business prospects and management are located.

•	A Canadian corporation may be a more attractive investment to a wider range of Canadian investors.

•	The proposed structure may facilitate the acquisition of other businesses in Canada, and therefore make it easier to achieve growth through acquisitions.

•	Certain expenses that are not deductible for U.S. income tax purposes will be deductible by the new Canadian corporation against the revenue stream generated through its operations in Canada.

•	As a Canadian corporation, the Company will be in an advantageous position for a possible future conversion into a public investment vehicle known as an income trust, if conditions permit and if the Company deems such a conversion to be appropriate.

After review of the registration statement and approval by the S.E.C., a special meeting of the stockholders to vote in respect of the proposed inversion transaction is tentatively scheduled to be held May 28, 2004 at the Company’s offices in Barrie, Ontario. The Form S-4 registration statement is available to the public at http:/www.sec.gov and as well at the Company’s website at http:/www.intertan.com.

“We are pleased to announce this filing and believe that in combination with continued strong operating results, it will further enhance the marketability of our shares thus benefiting our shareholders,” commented Brian E. Levy, President and Chief Executive Officer.

InterTAN, Inc., headquartered in Toronto, operates through approximately 980 company retail stores and dealer outlets in Canada under the trade names RadioShack®, Rogers Plus®, and Battery Plus®.

InterTAN will report its sales results for the month of February on March 4, 2004.

Certain information disclosed in this press release, including, among others, statements regarding the continuation of strong operating results, the enhancement of the marketability of the Company’s shares, the possible inversion of InterTAN’s domicile to Canada and the benefits and advantages associated with the implementation of an inversion including, without limitation, the attractiveness of the inverted company to Canadian investors and a future possible conversion to a Canadian income trust, constitute forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, stockholder approval of and investor reaction to the inversion transaction, consumer demand and preferences, product availability, competitive environment, global political and general economic conditions and other risks indicated in filings with the Securities and Exchange Commission such as InterTAN’s previously filed periodic reports, including its Form 10-K for the 2003 fiscal year and its Form S-4 Registration Statement filed on February 27, 2004.

Additional Information About the Inversion Transaction and Where to Find It

InterTAN’s subsidiary NexxTech Inc. has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus of InterTAN and NexxTech, and other relevant materials in connection with the inversion transaction. The joint proxy statement/prospectus will be mailed to the stockholders of InterTAN once the registration statement has been declared effective by the Securities and Exchange Commission. Investors and security holders of InterTAN are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about InterTAN, NexxTech and the inversion transaction. The registration statement, joint proxy statement/prospectus and other relevant materials and any other documents filed by InterTAN or NexxTech with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by InterTAN or NexxTech by contacting InterTAN at 279 Bayview Drive, Barrie, Ontario, Canada L4M 4W5.

InterTAN and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of InterTAN in favor of the inversion transaction. A list of the names of InterTAN’s executive officers and directors, and a description of their respective interests in InterTAN, are set forth in the proxy statement for InterTAN’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on October 20, 2003, as well as in InterTAN’s annual report on Form 10-K filed with the SEC on August 29, 2003. Investors and security holders may obtain additional information regarding the interests of InterTAN’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.